# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: WRAP TECHNOLOGIES, INC., CIK 0001702924
CUSIP: 98212N107
Title of class of securities: Common Stock $0.0001 par value per share
Address of issuer's principal executive offices: 3480 MAIN HWY, SUITE 202, MIAMI, Florida (FL), 33133
Date of event which requires filing of this statement: 05/06/2025
Amends the filing with accession number 0001683168-21-000006
Filed by CIK 0001239811
Persons authorized to receive notices and communications: Elwood G. Norris, 15891 Blue Crystal Trail, Los Angeles, California (CA), 92064, (858) 883-2153; Jeffrey Soza, Esq., 10250 Constellation Blvd., 19th Floor, Los Angeles, California (CA), 90067, (310) 282-6271

## Reporting persons
- NORRIS ELWOOD G (CIK 0001239811): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 869,339; shared voting power 5,451,053; sole dispositive power 869,339; shared dispositive power 5,451,053; aggregate amount beneficially owned 6,320,392 (12.5% of the class)
  Comment: (1) Consists of (a) 5,451,053 shares of Common Stock held by Norris Family 1997 Trust, and (b) 869,339 shares of Common Stock held by the Reporting Person directly.
  
  (2) Calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and based on 50,494,701 shares of Common Stock outstanding as of March 25, 2025 as reported in the Annual Report on Form 10-K for the year December 31, 2024 ended filed by the Issuer on March 31, 2025.
- Stephanie A. Norris, individually and as trustee of the Norris Family 1997 Trust: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 5,451,053; sole dispositive power 0; shared dispositive power 5,451,053; aggregate amount beneficially owned 5,451,053 (10.8% of the class)
  Comment: (1) Consists of (a) 5,451,053 shares of Common Stock held by Norris Family 1997 Trust.
  
  (2) Calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and based on 50,494,701 shares of Common Stock outstanding as of March 25, 2025, as reported in the Annual Report on Form 10-K for the year ended December 31, 2024 filed by the Issuer on March 25, 2025.
- Norris Family 1997 Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,451,053; sole dispositive power 0; shared dispositive power 5,451,053; aggregate amount beneficially owned 5,451,053 (10.8% of the class)
  Comment: (1) Consists of (a) 5,451,553 shares of Common Stock held by Norris Family 1997 Trust.
  
  (2) Calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and based on 50,494,701 shares of Common Stock outstanding as of March 25, 2025, as reported in the Annual Report on Form 10-K for the year ended December 31, 2024 filed by the Issuer on March 31, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock $0.0001 par value per share
Name of issuer: WRAP TECHNOLOGIES, INC.
Address of issuer's principal executive offices: 3480 MAIN HWY, SUITE 202, MIAMI, Florida (FL), 33133
Comment: This Amendment No. 3 to Schedule 13D ("Amendment No. 3") amends the statement on Schedule 13D filed with the Securities and Exchange Commission on January 4, 2021 as amended, supplemented and restated from time to time prior to the date of this Amendment No. 3 (together with this Amendment No. 3, this "statement") relating to the shares of common stock, par value $0.0001 per share (the "Shares"), of Wrap Technologies, Inc., a Delaware corporation (the "Issuer"). Item 4 is hereby amended and supplemented as set forth below.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented by adding the following information:

On May 6, 2025 the Reporting Persons filed a Form 144 pursuant to which the Reporting Persons reported their intent to sell up to 505,542 Shares. The Shares will be sold from time to time in Brokers Transactions (as defined in Rule 144).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated in its entirety as of the date hereof:

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each of the Reporting Persons. The percentages used in Schedule 13D are calculated based upon 45,882,902 shares of Common Stock outstanding as of November 12, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with Securities and Exchange Commission on November 14, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting person has the sole or shared power to vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: None
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- NORRIS ELWOOD G: /s/ Elwood G. Norris, Elwood G. Norris (05/08/2025)
- Stephanie A. Norris, individually and as trustee of the Norris Family 1997 Trust: /s/ Stephanie A. Norris, Stephanie A. Norris (05/08/2025)
- Norris Family 1997 Trust: /s/ Elwood G. Norris, Elwood G. Norris, Trustee (05/08/2025)